

December 20, 2013

Via E-mail
Mr. Keith Helming
Chief Financial Officer
AerCap Holdings N.V.
Stationsplein 965
1117 CE Schiphol
The Netherlands

> **RE: AerCap Holdings N.V.**
> **Form 20-F for Year Ended December 31, 2012**
> **Filed March 13, 2013**
> **Response dated December 12, 2013**
> **File No. 1-33159**

Dear Mr. Helming:

We have reviewed your response letter dated December 12, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2012

Financial Statements
Notes to the Financial Statements
Note 1. General
ALS Transaction, page F-15

1. We note your response to comment 4 of our letter dated November 14, 2013. In regards to the ALS Note Receivable, please address the following:
   - Your disclosures on page F-15 indicate that you will receive payments related to this receivable following the repayment of the G-Notes. Payments will be equal to a maximum of 20% of the portfolio cash flows on a pro-rata basis up to a cap which will be equal to the total ALS Coupon Liability. Based on these terms including the

cap, please help us better understand how the ALS Note Receivable provides you with an upside potential as your response indicates;

- Please tell us whether you have previously sold controlling interests in any subsidiaries with contingent consideration terms and correspondingly how you accounted for these contingent consideration terms; and

- Please help us better understand how you determined that this contingent asset should be subsequently measured based on amortized cost using the effective interest method. We note your reference to the guidance of ASC 320-10-35-40b-1 and your disclosures which state that the ALS Note Receivable is a contingent asset which is in substance a structured note. Please help us better understand how you determined that the ALS Note Receivable is in substance a structured note based on the definition provided in ASC 320-10-20 and correspondingly that this accounting guidance should be used.

2. Please provide us with a summary of how you determined the fair value of both the ALS Coupon Liability and the ALS Note Receivable, including the methodology and key significant assumptions used.

3. It appears that the repayments of the ALS Coupon Liability are based on a fixed percentage of the purchase price rather than based on future revenues or a measure of income. In this regard, please help us better understand how you determined that the guidance of ASC 470-10-25-1 should be used in accounting for this liability.

You may contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or, in his absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief